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                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F    V                           Form 40-F _______
               -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes _______                                    No    V
                                                       -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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Subject: Announcement of the acquisition of VISC's Common Stock

Date of events:2003/01/06

Contents:

1. Name and nature of the transacted asset: Common Stock of Vanguard International Semiconductor Corporation (VISC)

2.   Date of the occurrence of the event: 2003/01/06

3.   Transaction volume and price: 109,545,024 shares at NT$7 per share.

4. Counter party to the trade and its relationship with the company: TSMC holds more than 10% of VISC's outstanding shares.

5.   Terms of delivery or payment: NT$766,815,168 paid on 01/06/2003.

6. The manner of deciding on this transaction: Based on VISC's capital expansion program, the subscription was approved by the Board of TSMC.

7. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded: Totaling 787,015,726 shares with amount of NT$5,509,111,082. Equivalents 28.10% to its total outstanding share.

8. Current ratio of long or short term securities investment to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 10.97% to total assets, 14.11% to Shareholder's equity, and with NT$59,057,434 thousands of operational capital.

9. Concrete purpose or use of the acquisition or disposition: Long-term investment

10.  Opinions of directors expressing opposition to the trade: None

11.  Any other matters that need to be specified: None

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: January 6, 2003            By     /s/  Harvey Chang
                                   ---------------------------------------------
                                 Harvey Chang
                                 Senior Vice President & Chief Financial Officer